Moxian (BVI) Inc

Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District, Beijing 100020, China

September 14, 2023

Disclosure Review Program

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara and Jennifer Thompson

Re:	Moxian (BVI) Inc
Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 333-256665

Dear Mr. McNamara and Ms. Tompson:

In response to the comments set forth in the letter dated August 23, 2023 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) regarding the above referenced Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022 (as amended, the “Annual Report”), we are writing to supply additional information regarding the disclosures Moxian (BVI) Inc (the “Company”) had included in Amendment No. 2 to the Annual Report. For ease of reference, we have recited the Staff’s comments in this response. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 53

1.	We note your statement that no government entity has filed a Schedule 13D or 13G in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response: The Company respectfully acknowledges the Staff’s comments and hereby advises the Staff that, in connection with the Supplemental Submission pursuant to Item 16I(a) of Form 20-F, the Company has determined that the Company is not owned or controlled by a governmental entity in Hong Kong or in mainland China. We have examined the Company’s register of members, public filings made by the Company’s shareholders, the Company’s and subsidiaries’ books and records related to the agreements entered into, and certifications of the members of the board of directors (the “Board”), senior management and the majority shareholder of the Company. Based on the reviews of relevant facts and information, the Company has concluded as follows.

As of the date of the Annual Report, the Company was controlled by Conglin Deng, the Company’s CEO and Chairman of the Board, who beneficially owned (determined in accordance with the SEC rules) 100% of the Company’s 5,000,000 outstanding preferred shares and held 54.7% of the Company’s aggregate voting power. The following is an excerpt of the relevant disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2022 regarding the beneficial ownership of Conglin Deng: “Mr. Deng is the sole shareholder of Bridgeforrest (BVI) Inc, which holds 5,000,000 preferred shares of the Company. Each preferred share carries six ordinary votes at meetings of shareholders and as a result, Mr. Deng owns has approximately 45.7% of the outstanding voting power. His address is Unit 17-1008, Sanlitun Service Apartments, Chaoyang District, Beijing, China.” In addition, no governmental entity in Hong Kong, in mainland China or in the BVI, directly or indirectly, possesses the power to direct or cause the direction of the management and policies of the Company, or has a controlling financial interest in the Company.

In response to paragraphs (b)(2) and (3) of Item 16I(b), the Company has determined that no governmental entities in the British Virgina Islands (BVI) or in China own shares of the Company, and governmental entities in Hong Kong, in mainland China or in the BVI do not have a controlling financial interest with respect to the Company. The Company has reached the above conclusions based on the following facts and information.

We have examined the Company’s register of members and public filings made by its shareholders. Based on our reviews, excluding the beneficial ownership of the Company’s directors and executive officers, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of the date of the Annual Report, other than Danqing Sun, who beneficially owned 5.1% of the Company’s outstanding ordinary shares and held 2.8% of the Company’s aggregate voting power, and Yunxia Li, who beneficially owned 5.2% of the Company’s outstanding ordinary shares and held 2.9% of the Company’s aggregate voting power. No governmental entities in Hong Kong, in mainland China or in BVI have filed a Schedule 13D or 13G. Additionally, we have reviewed the agreements and other documents of the Company and its subsidiaries. Neither the Company nor any of its subsidiaries have entered into an agreement with a foreign governmental entity. Furthermore, we have obtained third party certifications from the directors and senior management of the Company, and none of such persons are a representative of any government entity in Hong Kong, in mainland China or in the BVI.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company acknowledges the above comment and hereby advises the Staff that it has taken the following steps to confirm none of the members of the Company’s Board or the board of directors of each subsidiary is an official of the Chinese Communist Party.

We first compiled a list of names of the directors of the Company and its subsidiaries. The directors of the Company consist of: Conglin Deng, Khuat Leok Choong, Tai Xu, Chuan Zhan, and Panpan Wang. Each subsidiary of the Company only has a sole director who is Mr. Conglin Deng, the Company’s CEO and Chairman of the Board. Next, a staff member of management had telephone calls with each of the directors of the Company. Based on such calls, it was confirmed that none of the members of the Board is an official of the Chinese Communist Party (“CCP”) and none, but one, of the directors is a member of the CCP. While only one director is a member of the CCP, that director has no current or prior membership on, or affiliations with, any committees of the CCP. Further, the Company obtained certifications from the directors that he or she is not an official of the CCP.

In providing the disclosures required, the Company has relied upon the certifications provided by the directors of the Company as the basis for the disclosure.

3.	Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response, including for your subsidiary in Hong Kong.

Response: The Company is a holding company incorporated in the British Virgin Islands. The Company has three subsidiaries. The Company group has no variable interest entity or non-subsidiary operating entity consolidated in its financial statements or involved in its business operations. The details of the name, jurisdiction of incorporation and ownership of each of the Company’s direct and indirect subsidiaries are set forth below.

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
Abit Hong Kong Limited	Hong Kong	100% directly owned by Moxian (BVI) Inc
Abit USA, Inc.	Delaware	100% owned by Abit Hong Kong Limited
Beijing Bitmatrix Technology Co. Ltd	Mainland China	100% owned by Abit Hong Kong Limited

The Company hereby confirms as of the date of the Annual Report, no governmental entities in the British Virgina Islands (BVI), in Hong Kong, or in mainland China owned any shares of the Company.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response: The Company hereby supplementally confirms that the memorandum and articles of association of Moxian (BVI) Inc and the articles of incorporation (or equivalent organizing documents) of the Company’s subsidiaries do not contain wording from any charter of the Chinese Communist Party.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s comments and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s counsel Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing and responses;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wanhong Tan
Wanhong Tan
Chief Financial Officer

cc:	Anthony W. Basch, Esq., Kaufman & Canoles, P.C.
Yan (Natalie) Wang, Esq., Kaufman & Canoles, P.C.